April 15, 2009

Craig D. Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Filed November 24, 2008
Form 8-K
Filed January 21, 2009
File No. 000-21272

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2009, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for Fiscal year Ended September 27, 2008

Cover Page

1.                                       Your cover page indicates that you have a class of common stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Because your common stock is listed on the NASDAQ and was registered under Section 12(g) prior to the registration of NASDAQ as a national securities exchange, it appears that in future filings you should indicate that your class of common stock is registered pursuant to Section 12(b) of the Exchange Act. See SEC Release No. 34-54240. Please advise.

We will make the requested change in future periodic filings.

2.                                       You have indicated on your cover page that you are well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Please provide us with your analysis supporting your conclusion that you are a well-known seasoned issuer.

We have reviewed the definition of well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, and have determined that the Company did not meet such definition as of November 24, 2008, the filing date of its Annual Report on Form 10-K. As a result, the box on the cover page of the Form 10-K indicating such status was checked in error. The Company will correct the error in future periodic filings.

Part I

Item 1. Business

Overview

Environmental Controls Pages 16 and 17

3.                                       Your disclosures indicate that you engage an environmental consultant to assist in evaluating environmental liabilities and establishing accruals in your consolidated financial statements. Please describe the nature of the specialist involvement in your determination of amounts to accrue for environmental liabilities.

The Company uses environmental consultants primarily for risk assessments and remediation, including remedial investigation and feasibility studies, remedial action planning and design, and site remediation.  These consultants provide information to the Company regarding the nature and extent of site contamination, acceptable remediation alternatives, and estimated costs associated with each remediation alternative.  This information is considered by the Company, together with other information, when determining the appropriate amount to accrue for environmental liabilities.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations

 4.                                    We note your tabular disclosure of four key performance measures on page 39. In future filings, your “Results of Operations” should discuss and analyze how period-by-period material changes in each measure affected your operating results or provided information about possible trends.

The Company acknowledges the Staff’s comment and will address the comment in its next periodic filing.

Liquidity and Capital Resources, Page 49

 5.                                    Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure in future filings to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows. For example, you should consider disclosing cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

The Company’s disclosure is consistent with the manner in which management forecasts and analyzes cash flows.  However, the Company acknowledges the Staff’s comment and will, in future filings, enhance its disclosure of the sources and uses of cash and material changes in particular items underlying the major captions reported in the financial statements, with particular attention to matters that are not readily apparent from the cash flow statement.

Item 9A. Controls and Procedures

Controls and Procedures

(a) Management’s Report on Internal Control Over Financial Reporting, page 59

 6.                                    Revise to include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) (3) of Regulation S-K.

The Company advises the Commission that its internal control over financial reporting was effective at September 27, 2008. However, a statement to this effect was inadvertently omitted from management’s report contained in Item 9A of the Form 10-K. We note that the report of our independent registered public accountants with respect to internal control over financial reporting contains a favorable opinion with respect to the effectiveness of the Company’s internal control over financial reporting. The Company respectfully submits that it will include a statement as to whether or not internal control over financial reporting is effective in its Annual Report on Form 10-K for fiscal 2009.

(d) Inherent Limitations on Disclosure Controls and Internal Controls Over Financial Reporting, page 60

 7.                                    We note your statement that your management does not expect that your disclosure controls and procedures will prevent all error and all fraud and that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system as met. In future filings, please revise your disclosure in section (c) to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative. Remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. We have similar concerns regarding your disclosures in Form 10-Q for the fiscal quarter ended December 27, 2008.

The Company advises the Commission that its disclosure controls and procedures were effective at the reasonable assurance level described in the Form 10-K and Form 10-Q at September 27, 2008 and December 27, 2008, respectively.  The Company acknowledges the Staff’s comment and will appropriately modify its disclosure in its future periodic filings.

Part III

Item 11. Executive Compensation, page 60

Incorporated by Reference from Schedule 14A Filed December 15, 2008

Executive Compensation and Related Information — Compensation Discussion and Analysis, page 27

Bonuses, page 30

 8.                                    We note that you have not provided a quantitative discussion of the terms of the following targets: free cash flow, inventory turns, and return on invested capital. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Disclosure of Performance Targets

The Company respectfully advises the Staff that disclosure of the specific targets to be achieved in order for the Company’s named executive officers to earn their respective target bonus payments under the Sanmina-SCI FY2008 Corporate Annual General & Administrative Short-Term Incentive Plan (the “2008 Incentive Plan”) is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.  Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.  For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential.  Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial or Financial Information.  The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.  Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983).  Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition.  See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).  Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

The Company’s performance objectives for its named executive officers under the 2008 Incentive Plan are to deliver the financial performance projected in the Company’s internal operating plan.  As described in the proxy statement, these objectives were revenue, non-GAAP operating margin, free cash flow, inventory turns and return on invested capital.  The target levels of the performance objectives specifically relate to the Company’s commercial operations and its financial condition.  As such, the target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person.  Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person.  The Landfair court stated that the term “person” refers to a wide range of entities, including corporations.  645 F. Supp. at 327.  The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4.  Accordingly, the second requirement under Exemption 4 has been satisfied.

Privileged or Confidential Information.  Commercial or financial information is considered “confidential” within the meaning of Exemption 4 if (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained.  S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974).  Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality.  Public Citizen, 704 F.2d at 1291.

As noted in the proxy statement, annual bonuses for 2008 for specified employees, including the named executive officers, were based on corporate, divisional and individual performance objectives.  Under the 2008 Incentive Plan, revenue of $6.0 billion and non-GAAP operating margin of 2.5% needed to be achieved for any bonuses to be paid.  Bonuses were then adjusted up or down based on target levels of free cash flow for the year, inventory turns and return on invested capital exiting the fourth quarter of the year.

The Company’s corporate performance objectives constitute targets with respect to internal strategic operating metrics that the Company does not disclose to the public in any respect.

Disclosure of Bonus Target Information would cause Substantial Competitive Harm by allowing Competitors to Unfairly Solicit the Company’s Customers. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies.  The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including its plans for future growth, profitability, investment or increased operational focus, areas of research or development, strategic customer relationships, product mix, allocation of resources and changes in strategic direction.

Competitors would use the combination of the Company’s performance objectives with respect to revenue, non-GAAP operating margin, inventory turns and free cash flow to discern the Company’s areas of strategic focus, such as a focus on more complex, higher margin products (that tend to generate higher gross margin and free cash flow but result in lower inventory turns) as opposed to less complex, lower-margin products (that tend to generate lower gross margin and free cash flow but result in higher inventory turns).  The disclosure of these financial and operating targets would allow competitors to quickly adjust their product and customer focus to unfairly compete with the Company.

In addition, to the extent the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would be reflected in the annual operating plan and consequently the performance target levels contained in the bonus plan.  Disclosure of this shift through the disclosure of performance target levels would also provide competitors information they could use to more quickly adjust their own sales strategies to the substantial detriment of the Company. More specifically, using information gleaned from the Company’s annual operating plan, competitors would have more visibility into the Company’s relationships with its key customers, which would allow them to unfairly solicit such customers away from the Company.

Disclosure of Bonus Target Information would allow Competitors to Unfairly Solicit Key Company Employees. Competitors could use information about the Company’s internal operating plan and performance objectives to recruit employees away from the Company or to retain their own employees by offering similar incentives, particularly if the hurdle levels for bonus payouts were lower than those of the Company.

Key Competitors are not required to Disclose Similar Information. In addition, some of the Company’s competitors are not publicly traded in the United States (notably Hon Hai Precision Industry Co. Ltd., which is traded on the Taiwan Stock Exchange and Celestica, Inc. which is traded on the Toronto Stock Exchange) and do not have comparable reporting requirements.  Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.

Disclosure of Bonus Target Information would be Confusing. Moreover, the disclosure of financial targets that form a part of an executive’s performance goals would be unnecessary and confusing to investors.  The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance.  The financial targets in an executive’s performance goals are generally “stretch” goals, and therefore may not provide an accurate expectation of the Company’s financial performance.  Therefore, the disclosure of such targets would provide stockholders and potential investors with confusing information regarding the Company’s expectations of its financial performance.

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders.  The Company believes that access to its performance target levels by its competitors would allow competitors to unfairly target key customers and employees, which would be materially harmful to its future financial performance.

Difficulty in Achieving Targets

As stated on page 31 of the proxy statement, in setting the minimum level of performance for the 2008 Incentive Plan, the Compensation Committee considered the degree of difficulty to reach such minimum level and the need to retain key executive officers even if targeted levels of financial performance were not achieved.  When determining the targeted level of performance under the 2008 Incentive Plan, the Committee believed that achievement of the performance objectives would be moderately difficult.

Similarly, as stated on page 32 of the Proxy Statement, the Compensation Committee believes that achievement of the targeted level of performance under the 2009 Incentive Plan is moderately difficult based upon industry-wide conditions and Sanmina-SCI’s internal forecasts, consistent with the targets contained in its fiscal 2007 and fiscal 2006 bonus plans.

To illustrate the difficulty of full achievement under the Company’s bonus plans, the Company did not achieve the minimum required level of performance under its fiscal 2007 plan and, as a result, no bonuses were paid thereunder (the Compensation Committee did separately approve a modest discretionary bonus pool for retention purposes; the Chief Executive Officer did not receive a bonus from this pool). Similarly, in fiscal 2006, Company performance was such that actual bonuses paid to the named executive officers were only between 13% and 15% of this group’s total possible bonuses under the plan for that year (the Chief Executive Officer declined his bonus in such year). The Company will enhance the level of disclosure concerning the difficulty of achieving target levels of financial performance under its bonus plans in future filings.

 9.                                    For each named executive officer, provide a detailed quantitative and qualitative description of each element of the bonus formula, including individual bonus target percentages and corporate performance factors, and how your application of the bonus formula resulted in the bonus amount actually awarded to the named executive officer. Provide a complete qualitative and quantitative description of the specific levels of achievement of the Company, and each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels. Discuss what your compensation committee considered in evaluating the divisional/individual portion of the bonus and how this resulted in the actual individual performance factor used in your bonus formula. Provide a more detailed quantitative and qualitative discussion of how your Company’s achievement of revenue, non-GAAP operating margin, inventory turns, return on invested capital, and free cash flow measures resulted in the actual corporate performance factor amount used in your bonus formula. See Item 402(b)(1)(v) of Regulation S-K.

Reference is made to our response to Comment Number 8 above. Insofar as we believe that disclosure of the target levels of achievement for each performance target used to calculate executive bonuses would result in substantial competitive harm, we respectfully submit that disclosure of how the Company’s achievement of its various financial targets resulted in the actual corporate performance factor and, therefore individual bonus calculations, should not be required. We note that the Company disclosed individual named executive officer bonus target percentages (expressed as a percentage of base salary) in its Current Report on Form 8-K filed with the Commission on December 5, 2008. With respect to individual performance, which was the basis for calculation of a portion of executives’ bonuses, the Company disclosed on page 32 that named executive officers’ individual performance targets were met in full or exceeded. In instances in which such goals were exceeded, the Company disclosed the reasons the Committee believed the goals to have been exceeded. Therefore, the Company respectfully submits that no further disclosure concerning achievement of individual performance measures should be required.

 10.                              Provide a more detailed explanation of how you determined the amount of your Chief Executive Officer’s bonus. You have noted several individual performance factors considered by the compensation committee, but you have not explained how those considerations resulted in the bonus amount actually awarded.

The Company supplementally advises the Staff as follows. As noted on page 31 of the proxy statement, the Committee did not initially set a target bonus percentage for the Chief Executive Officer in order to preserve flexibility to award an appropriate bonus based upon an overall assessment of performance at the end of the fiscal year. The factors ultimately applied by the Committee are disclosed on page 32. The Committee did not assign a dollar value to each qualitative factor listed, but rather considered all of such factors in totality. The Committee subsequently utilized a target bonus percentage of 100%, adjusted by the corporate performance factor, for the Chief Executive Officer in order to confirm that the Chief Executive Officer’s ultimate bonus complied with the Committee’s general internal pay equity guidelines, was reasonable compared to bonuses payable to peer company chief executive officers and was consistent with bonuses paid to the Company’s Chief Executive Officer in the past during periods of similar performance. As a result of the foregoing, the Company respectfully submits that no further disclosure should be required in the proxy statement, although the Company will enhance the level of disclosure concerning the Chief Executive Officer’s bonus in future filings.

Long-Term Equity-Based Incentive Awards, page 32

 11.                              Please provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers.

The Company respectfully submits that it has adequately disclosed the principal factors considered by the Compensation Committee in approving executive equity grants for fiscal 2008. In  particular,  fiscal 2008 equity levels were set primarily considering the underwater status of many options, executive officers’ individual performance (the Company disclosed on page 32 that individual objectives were met) and executive officers’ current equity holdings (which are disclosed on page 37). With respect to the Commission’s comment regarding differences in sizes of grants between individual executive officers, the Company disclosed that no grants were made to two individuals due to the fact that the Company made relatively large grants to such persons during fiscal 2007 in connection with their initial employment (these individuals are identified in the Grants of Plan Based Awards table contained on page 36). In addition, the Company disclosed on page 27 that the Committee considered internal pay equity, i.e. the relationship between the Chief Executive Officer’s compensation and that of the other named executive officers, as a basis for determining executive compensation, which includes equity grants. As a result of the foregoing, the Company respectfully submits that no further disclosure should be required.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions, page 49

 12.                              Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

The Company supplementally advises the Staff as follows.  As required by its written charter, the Audit Committee reviews and approves all related-party transactions as such term is defined in Item 404 of Regulation S-K. Related party transactions include all transactions between the Company and its executive officers and directors. Such reviews occur during each regular mid-quarter meeting of the Committee, if needed. In addition, the Company’s written Code of Business Conduct and Ethics requires executive officers and directors to disclose any related party transactions to the Chief Financial Officer. For transactions approved by the Committee, the Committee requires that management seek pre-approval of any material change or expansion of such transactions. The Company also requires executive officers and directors to annually complete a questionnaire that includes questions concerning related party transactions.  For any transaction submitted to it for review and approval, the Audit Committee considers such transaction in light of the specific facts and circumstances presented, including but not limited to the risks, costs and benefits to us and the availability from other sources of comparable services or products. The Company respectfully proposes to include this information in its proxy statement for its 2010 annual meeting of stockholders.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statement of  Stockholders’ Equity, page 75

 13.                              Explain the composition and related amounts in the line item “Stock-based compensation, net of tax adjustments” for the year ended September 30, 2007. In this regard and if applicable tell us how you have complied with EITF 00-15, paragraph 3.

“Stock-based compensation, net of tax adjustments” consists of $21, 392 (in thousands) of stock-based compensation expense recognized in accordance with SFAS 123R (as disclosed in Note 9), offset by an immaterial nonrecurring tax adjustment of $3,913 (in thousands).   Due to immateriality of the nonrecurring tax adjustment, the Company does not believe additional disclosure is required.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

14.                                 We note from disclosures elsewhere in your filing the wide range of products and services included in your end-to-end services offering. Tell us how you account for arrangements that include multiple deliverables. In this regard, tell us how you considered the guidance in EITF 00-21 in determining whether the deliverables included in your customer arrangements represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

Substantially all of the Company’s revenue is derived from manufacturing services provided to customers in a wide range of industries and from sales of certain inventory to customers.  Arrangements for these items generally do not contain multiple deliverables.

Note 11. Sales of Accounts Receivable, page 99

15.                                 Please explain to us your disclosure regarding conditional consolidation of your wholly-owned special purpose entity or the Borrower. Tell us what conditions were in question as to consolidation of the special purpose entity as of September 27, 2008 and December 27, 2008. Please explain which accounting literature is under consideration over the matter of whether or not to consolidate the Borrower. In this regard, please also tell us how you have addressed the disclosure requirements in FASB Staff Position No. FAS 140-4 and FIN 46(R)-8 issued on December 11, 2008 related to your accounting for transfers of receivables.

As of the date of the filing of the Company’s Form 10-K for the fiscal year ended September 27, 2008 and the Company’s Form 10-Q for the period ended December 27, 2008, the Company had not sold any receivables to its wholly-owned special purpose entity and the wholly-owned special purpose entity did not hold any assets or liabilities.  Additionally, the structure of the Company’s accounts receivable sales program had not been finalized as of these dates.  The Company will appropriately consider all relevant accounting literature and make all required disclosures when the structure of its accounts receivable sales program has been finalized.

Note 12. Accrued Liabilities, page 99

16.                                 Please explain the composition of current liabilities and tell us how you considered the requirements of Rule 5-02(2) of Regulation S-X to separately disclose, in the balance sheet or in a note thereto, any amount in excess of 5% of total current liabilities.

The Company considered the requirements of Rule 5-02(2) and believes its presentation and disclosure of current liabilities is appropriate since all items in excess of 5% of total current liabilities have been separately disclosed.

Note 13. Commitments and Contingencies

Environmental Matters, pages 100-101

17.                                 With regard to your exposures related to ongoing investigation and remediation activities “at a number of sites,” please tell us how you believe that your disclosures meet the requirements of Question 2 of SAB Topic 5Y and paragraphs 9 and 10 of SFAS 5. Further, clarify whether all matters discussed on pages 16 and 17 have received full consideration in your footnote disclosures within this section. Finally, clarify whether the remediation discussed in the second paragraph of this section is being accounted for in accordance with SFAS 143 and how your disclosures meet the requirements of paragraph 22 of that standard.

The Company has a number of sites subject to ongoing investigation and remediation activities.  However, the Company currently has only one site undergoing significant remediation (discussed in Note 13 — second paragraph referred to above).  For all other sites, the Company did not incur significant costs or cash outlays during any of the periods presented, and remaining accrual balances related to these sites are not considered material.

Remediation costs for the site with significant remediation activities have been capitalized in accordance with SFAS 143 and therefore have not been reflected in the Company’s income statement.  Accordingly, the Company does not believe the requirements in Question 2 of SAB Topic 5Y are applicable. With respect to paragraph 9 of SFAS 5, the Company specifically stated that the nature of its accrual was for assessment, testing and remediation activities.  Lastly, paragraph 10 of SFAS 5 requires certain disclosures if an exposure to loss exists in excess of the amount accrued and there is at least a reasonable possibility that an additional loss may have been incurred.  Based on the information available to the Company at the time of its filing, the Company did not believe there was a reasonable possibility that an additional loss of a material nature had been incurred.

The Company believes its disclosures regarding this site are in accordance with paragraph 22 of SFAS 143.  Specifically, paragraph 22a of SFAS 143 requires a general description of the asset retirement obligation and the associated long-lived assets.  The Company has disclosed that the asset retirement obligation relates to environmental remediation and that the associated long-lived asset is one of its sites in the United States.  Paragraph 22b requires disclosure of the fair value of assets that are legally restricted for purposes of settling asset retirement obligations.  The Company has no such assets.  Paragraph 22c of SFAS 143 requires a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations.  The Company’s obligation with respect to this site was initially recorded in fiscal 2008; therefore, the Company believes that its disclosure of the estimated amount to be incurred and the amount incurred to date satisfies these requirements.

Note 14. Employee Benefit Plans, page 101-105

18.                                 We note that you have assumed a long-term rate of return of 8.5% on assets for your U.S. pension plans and that this is the same rate used in the previous year. Please explain how you determined that this rate is appropriate and why there was no change in your assumption in the current year.

The Company engages a third party specialist to assist with the determination of pension plan assumptions.  Factors considered in estimating the long-term rate of return on pension assets include historical rates of return (which were in the 7.5% - 8.5% range in each of the previous two years), expected future rates of return and projected rates of return as provided by investment managers.  Please note that the Company’s net loss in 2008 of $486.3 million included $4.6 million of pension costs, which were net of a $2.1 million assumed return on plan assets.  Additionally, the Company’s pension assets were $22.3 million as of September 27, 2008.  The Company has performed an analysis to determine the effect on its financial statements of using significantly different long-term rate of return assumptions and has concluded the effect would not be material.

Note 15. Restructuring Costs, page 105-106

19.                                 In future filings, expand your disclosures surrounding each exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion dates to give readers a better understanding of the reasons for each and the objectives you intend to accomplish. Refer to paragraph 20(a) of SFAS 146.

The Company has a number of restructuring plans that are winding down and nearing completion.  Since the remaining accrual balances for these plans are not material, the Company believes it is appropriate to aggregate these plans for disclosure purposes.  For new restructuring plans, the Company acknowledges the Staff’s comment and will provide the requested disclosure in its future filings.

Note 17. Income Taxes, page 117

20.                                 Since you have operations in differing tax jurisdictions, please tell us how you have complied with paragraph 42 of SFAS No. 109 regarding the legal right of offsetting current and non-current tax assets and liabilities and current and non-current deferred tax assets and liabilities.

The Company complied with paragraph 42 of SFAS No. 109 by only offsetting deferred tax assets and liabilities attributable to the same tax jurisdiction for purposes of determining the appropriate classification of such amounts in the financial statements.

21.                                 While you disclose the net operating losses beginning expiration date of 2007 tell us why you do not disclose the actual expiration dates of your operating loss carry forwards pursuant to paragraph 48 of SFAS No. 109.

Pursuant to paragraph 48 of SFAS No. 109, the Company disclosed the amounts of its operating loss carryforwards and that such amounts began to expire in 2007, but did not disclose the actual expiration dates of its operating loss carryforwards.  Please note that the Company has a valuation against its deferred tax assets. In future filings, the Company will disclose expiration dates of its operating loss carryforwards for tax jurisdictions with material operating loss carryforwards.

22.                                 Please tell us how you have complied with the disclosure provisions of paragraph 45 f. of SFAS 109 to disclose tax expense that results from allocating tax benefits directly to contributed capital as disclosed in the consolidated statement of stockholders’ equity on page 75.

Please refer to the Company’s response to Comment Number 13 above.  Since the amount of the Company’s nonrecurring tax adjustment was not material, the Company does not believe disclosure is necessary.

23.                                 Your combined presentation of income taxes payable and deferred taxes in Note 12 on page 99 does not appear to have complied with paragraph 41 of SFAS 109, which requires separate disclosure of income taxes payable and deferred tax liabilities. Please explain this presentation to us and your compliance with paragraph 41 of SFAS 109.

The Company’s income tax footnote (Note 17) includes information with respect to deferred tax assets and liabilities as required by paragraphs 42 and 43 of SFAS 109.  Therefore, the information provided in Note 12 and Note 17 would enable a reader of the financial statements to readily derive the amount of the Company’s income taxes payable.  Notwithstanding the above, the Company does not believe paragraph 41 of SFAS 109 is applicable to its disclosure in Note 12.  Paragraph 41 of SFAS 109 requires separation of deferred tax assets and liabilities into a current amount and a non-current amount, and provides guidelines for determining whether such amounts are current or noncurrent.  Paragraph 41 of SFAS 109 does not address or require separate presentation of these amounts in the financial statements or footnotes.

Note 20. Discontinued Operations, pages 114-115

24.                                 Tell us how your disclosures meet the requirements of paragraphs 43 and 47(b) of SFAS 144.

The Company believes its disclosures meet the requirements of the accounting literature referenced above.  Specifically, the Company presented after-tax income from its discontinued operations on a single line item in its income statement, which the Company believes is in accordance with paragraph 43 of SFAS 144, and provided disclosures in Note 20 regarding financial results of the discontinued operation.  These disclosures included the amount of pre-tax income and income tax expense.  Such disclosures also included the amount of loss recognized on the disposal of the discontinued operation, but did not indicate the income statement caption in which the loss was included.  In future filings, the Company will indicate that the loss on disposal of the discontinued operation is included in “income from discontinued operations, net of tax” on the income statement.

Form 8-K filed January 21, 2009

25.                                 We note your use of non-GAAP financial measures excludes a number of recurring items, stock-based compensation, amortization of intangibles and restructuring costs. Tell us why you believe these costs are infrequent, unusual or non-operational in nature. Otherwise, you should demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for further disclosure guidance.  Since stock-based compensation, amortization of intangibles and restructuring costs are costs to shareholders, you should explain the economic substance behind these measures. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10(e)(1)(i) of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management excludes certain charges and expenses from the data it uses to evaluate the condition of the business because, in its view, such charges and expenses do not relate to the ongoing core operations of the business. For example, the features and costs of products and the locations of manufacture frequently change based upon customer requirements, which changes can require reorganization or closure of certain plants and the layoffs of related employees. These actions, in turn, generate restructuring expense applicable to the particular plant reorganized or closed. Including these charges in the operating results evaluated by management would prevent the Company from discovering the underlying performance of individual plants or business units which, but for changes in customer requirements, would have continued operations. Such individual plant-level information is consolidated to present to management a view of the Company’s operations as a whole. Similarly, since not all employees hold equal numbers of stock options, inclusion of stock compensation expense in operating results would decrease the perceived performance of business units whose employees hold more stock options compared to business units whose employees hold fewer stock options. As a result, management can only discover long-term trends in the Company’s core business operations by evaluating key operational expenses such as ongoing purchases of inventory for assembly, payment of payroll obligations for continuing employees, interest expense relating to the Company’s debt obligations and lease payments for operating facilities.

In addition, based on discussions with stockholders, the Company believes that investors desire to receive such alternative earnings information, in addition to GAAP financial results, partly in order to make our operating results more comparable to those of our competitors. For example, Flextronics, Ltd. and Jabil Circuits, Inc., two of the Company’s primary competitors, also exclude charges for amortization of intangible assets, restructuring stock-based compensation from the their reported non-GAAP financial results.

The Company acknowledges the requirements of Item 10(e)(1)(i) of Regulation S-K requiring registrants to present GAAP results prominently in earnings releases in which non-GAAP results are also presented and to include a comprehensive reconciliation of non-GAAP measures and a clear and understandable statement of purpose and utility regarding the use of such measures. We will make appropriate changes in this regard to the earnings release for our second fiscal quarter expected to be filed with the Commission on April 22, 2009.

* * *

As requested in the Staff’s letter, the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 964-3655 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Todd Schull
Todd Schull
Senior Vice President and Corporate Controller

cc:	Tamara Tangen, Staff Accountant
Evan Jacobson, Staff Attorney
Jure Sola, Chief Executive Officer
Michael R. Tyler, Executive Vice President and General Counsel